1996
                                Annual
                                Report

                        GOLDEN ENTERPRISES, INC.

CONTENTS

To Our Stockholders                                        2

Golden Flake Snack Foods Report                            4

Financial Highlights                                       6

Consolidated Statements of Income                          7

Consolidated Balance Sheets                                8

Consolidated Statements of Cash Flows                     10

Consolidated Statements of Changes
    in Stockholders' Equity                               11

Notes to Consolidated Financial Statements                12

Report of Independent Certified Public Accountants        19

Market and Dividend Information                           20

Financial Review                                          21

Management's Discussion and Analysis of Financial
    Condition and Results of Operations                   22

Management of Golden Enterprises, Inc.
    and Its Subsidiaries                                  24


COUNSEL
Spain & Gillon
Birmingham, Alabama

AUDITORS
Dudley, Hopton-Jones, Sims & Freeman PLLP

REGISTRAR & TRANSFER AGENT
AMSOUTH BANK, N.A.
P.O. Box 11426
Birmingham, Alabama 35202

Copies of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge upon written request directed to John Shannon, 2101 Magnolia Avenue South, Suite 212, Birmingham, Alabama 35205.

GOLDEN ENTERPRISES, INC.

Golden Enterprises is a holding company which owns all the outstanding shares of Golden Flake Snack Foods, Inc.

The Company was organized as Magic City Food Products, Inc. in 1946. In 1958, the Company adopted the name Golden Flake, Inc. Five years later, the Company purchased Don's Foods, Inc., a Nashville, Tennessee based manufacturer and distributor of snack food products. Don's Foods was operated as a separate entity until 1966 when Golden Flake was reorganized as a Delaware Corporation and combined Don's operations with those of Golden Flake.

The Company acquired Steel City Bolt & Screw, Inc. and Nall &
Associates, Inc. and a real estate and insurance subsidiary in 1971.

Golden Enterprises was formed as a holding company with its operating division, Golden Flake Snack Foods, as a wholly-owned subsidiary on January 1, 1977. In September of that same year, the assets of the real estate and insurance subsidiary were sold. Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. were sold as of the close of business on January 31, 1995, leaving Golden Flake as the Company's only subsidiary.

This represents the corporate structure of Golden Enterprises as it stands today.

TO OUR STOCKHOLDERS:

The fiscal year ended May 31, 1996 was an eventful one for your Company and the snack food industry. During the year both Keebler and Eagle closed their salty snack plants and withdrew from the snack food market. This has given the Company some marketing opportunities which your management is pursuing with considerable success. Sales trends in fiscal year 1997 are showing some improvement.

The emphasis on developing and distributing good tasting low fat and no fat snack food products continued during fiscal year 1996. The Company now distributes items in five different segments in this category and will continue to seek further growth with this type of product.

Total revenues for fiscal 1996 were down 1% to $127.8 million from $129.4 million the previous year, and net income per share was $.28 compared to $.42 last year. Net income was down because of the lower sales volume combined with higher manufacturing costs and start up costs of the new low fat and no fat product lines.

In October, 1995, the quarterly cash dividend was increased 2.2% from $.1150 to $.1175 per share. This was the twenty-fourth consecutive annual increase.

Effective May 31, 1996, Sloan Y. Bashinsky, Sr. retired as Chairman of the Board. Mr. Bashinsky had been with the Company since 1946. His leadership has meant so much to the management of the Company, and he will be missed. Mr. Bashinsky has been elected Chairman Emeritus. His wife, Joann F. Bashinsky was elected to the Board on July 11, 1996, filling the vacancy that was created by Mr. Bashinsky's retirement.

We appreciate the continued support of our customers, consumers, employees, directors, stockholders, suppliers and friends. We hope you will attend our annual meeting of stockholders to be held on September 27, 1996 at 11:00 A.M. at the general offices of Golden Flake Snack Foods, Inc. in Birmingham.

                                  Sincerely,

                                  /s/ John Stein

                                      John Stein
                                      Chairman, President and
                                      Chief Executive Officer

GOLDEN FLAKE SNACK FOODS, INC.

Golden Flake Snack Foods, Inc. manufactures and distributes a full line of snack foods through a direct-store delivery system. Plants are located in Nashville, Tennessee, Ocala, Florida, and Birmingham, Alabama with distribution into all or parts of twelve states and the Bahamas.

During fiscal '96, we experienced substantial increases in the price of packaging materials, cardboard, most raw materials and utilities. These higher prices continue into fiscal '97 and while the prices of some items are expected to remain high, others have begun to moderate and hopefully will return to more normal levels. A very modest price increase on a few of its items was implemented by the Company during the past fiscal year.

Two competitors exited the snack food market during the year. Eagle Snacks division of Anheuser Busch announced on February 7, 1996, that they were getting out of the snack food business. A few months earlier, Keebler, a division of United Biscuit, announced that they were leaving the snack food business. This has given us opportunities in a number of markets, but the competitive environment remains very tough.

The Low Fat/No Fat snack category continues to have excellent growth and your company has made substantial investments in order to take advantage of the opportunities in this growing segment. Company-wide distribution of Low Fat Cheese Curls began in the fall of 1995. These are produced on a new manufacturing line in our Birmingham plant. Fat Free Caramel Popcorn and Low Fat Baked Potato Crisps were introduced in December 1995 and January 1996 respectively. Our largest investment to date in the Low Fat/No Fat category is in a state-of-the-art baked tortilla line in our Nashville plant. Production of Baked Tostados tortilla chips began in the spring of 1996. The products just listed, along with pretzels, give us items in five different segments in this area of growth. We will continue to pursue opportunities to provide consumers with other great tasting Low Fat/No Fat snacks.

Our plans are to keep doing the "right things" the "right way" which is in keeping with the "Golden Rule", our company's guiding principle. With some improvement in prices and perhaps the competitive environment, fiscal '97 results should be better than last year. Golden Flake employees are dedicated to providing the best service and products available from any source. Thank you for your support.


FINANCIAL HIGHLIGHTS


     Condensed Financial Statements                          At year end:

                    1996          1995                                1996         1995
Total Revenues  127,824,835   129,445,406   Total Assets           48,846,226   52,011,930
Pre-Tax Income    5,075,234     8,297,472   Total Liabilities       8,264,299    8,521,527
Net Income        3,375,234     5,154,214   Stockholders' Equity   40,581,927   43,490,403
Net Income
  Per Share          .28           .42


NET INCOME ($ millions)
     1992                      4.8
     1993                      5.0
     1994                      3.1
     1995                      5.2
     1996                      3.4

REVENUES ($ millions)
     1992                    127.8
     1993                    130.5
     1994                    126.9
     1995                    129.4
     1996                    127.8

EARNINGS PER SHARE ($)
     1992                       .38
     1993                       .40
     1994                       .25
     1995                       .42
     1996                       .28

CAPITAL EXPENDITURES, NET OF DISPOSALS AND DEPRECIATION ($ millions)
     1992                       2.4       4.2
     1993                       1.8       3.9
     1994                       0.7       3.4
     1995                       1.4       2.9
     1996                       6.2       2.5

TOTAL ASSETS ($ millions)
     1992                      58.9
     1993                      57.8
     1994                      54.3
     1995                      52.0
     1996                      48.8

SHAREHOLDERS' EQUITY ($ millions)
     1992                      50.1
     1993                      49.1
     1994                      45.6
     1995                      43.5
     1996                      40.6

RETURN ON EQUITY (%)
     1992                       9.5
     1993                      10.0
     1994                       6.5
     1995                      11.6
     1996                       8.0


GOLDEN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


Years ended May 31, 1996, 1995 and 1994

                                    1996             1995             1994
Revenues:
  Net sales                     $126,557,610     $128,144,977     $125,840,804
  Other income, including gain
    on sale of property and
    equipment of $326,797 in
    1996, $457,385 in 1995,
    and $465,743 in 1994             592,134          626,202          620,845
  Net investment income              675,091          674,227          438,463

        Total revenues           127,824,835      129,445,406      126,900,112

Costs and expenses:
  Cost of sales                   57,330,989       56,285,331       55,113,907
  Selling, general and
     administrative
     expenses                     64,846,206       64,240,117       66,515,778
  Contributions to employee
     profit-sharing and
     employee stock ownership
     plans                           572,406          622,486          627,474
  Interest                             --               --                 101

        Total costs and
            expenses             122,749,601      121,147,934      122,257,260

        Income from continuing
            operations
            before income taxes    5,075,234        8,297,472        4,642,852

Provision for income taxes:
  Currently payable:
    Federal                        1,475,000        2,856,000        1,654,000
    State                            255,000          440,000          254,000
  Deferred taxes                     (30,000)        (150,000)        (246,000)

        Total provision for
            income taxes           1,700,000        3,146,000        1,662,000

  Income from continuing
    operations                     3,375,234        5,151,472        2,980,852

Discontinued Operations:
  Income from operations of
    discontinued business,
    net of related income taxes        --               2,490           92,563
  Gain on disposal of
    discontinued business              --                 252            --


        Net income              $  3,375,234     $  5,154,214     $  3,073,415

Per share of common stock:
  Income from continuing
    operations                      $.28             $.42             $.24
  Income from operations of
    discontinued business            --               --               .01

        Net income                  $.28             $.42             $.25


See Accompanying Notes to Consolidated Financial Statements.



GOLDEN ENTERPRISES,INC.  AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


May 31, 1996 and 1995

ASSETS

                                                    1996               1995
Current Assets:
  Cash and cash equivalents                     $   227,173        $   623,592
  Investment securities available-for-sale        7,260,285         13,828,663

Receivables:
  Trade accounts                                  9,839,209         10,234,990
  Other                                             305,394            644,709

                                                 10,144,603         10,879,699
  Less: Allowance for doubtful accounts              10,000             10,000

                                                 10,134,603         10,869,699

Inventories:
  Raw materials                                   2,191,788          1,697,629
  Finished goods                                  2,580,584          2,857,217

                                                  4,772,372          4,554,846

Prepaid expenses                                  2,305,346          1,968,851

        Total current assets                     24,699,779         31,845,651

Property, plant and equipment:
  Land                                            3,840,429          3,974,429
  Buildings                                      18,989,934         18,987,134
  Machinery and equipment                        36,939,067         31,745,856
  Transportation equipment                       16,697,460         16,271,171

                                                 76,466,890         70,978,590
  Less: Accumulated depreciation                 54,734,381         52,842,545

                                                 21,732,509         18,136,045

Other Assets                                      2,413,938          2,030,234

        Total                                   $48,846,226        $52,011,930



LIABILITIES AND STOCKHOLDERS' EQUITY

                                                    1996               1995
Current Liabilities:
  Accounts payable                              $ 4,038,743        $ 4,324,632
  Accrued income taxes                               --                135,217
  Other accrued expenses                          1,318,263          1,307,049
  Deferred income taxes                             289,973            291,246

        Total current liabilities                 5,646,979          6,058,144

Long-term liabilities                               823,227            598,922

Deferred income taxes                             1,794,093          1,864,461

Commitments and Contingencies                        --                 --

Stockholders' Equity:
  Common stock -- $.66 2/3 par value:
    Authorized 35,000,000 shares;
    issued 13,828,793 shares                      9,219,195          9,219,195
  Additional paid-in capital                      6,499,554          6,499,554
  Retained earnings                              34,170,713         36,521,373
  Treasury shares -- at cost (1,622,843
    shares in 1996 and 1,566,843
    shares in 1995)                              (9,301,533)        (8,818,533)
  Unrealized (losses) gains on
    securities available-for-sale,
    net of deferred income taxes                     (6,002)            68,814

        Total stockholders' equity               40,581,927         43,490,403

        Total                                   $48,846,226        $52,011,930


See Accompanying Notes to Consolidated Financial Statements.




GOLDEN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended May 31, 1996, 1995 and 1994

                                                1996              1995              1994
Cash flows from operating activities:
  Net income                              $   3,375,234     $   5,154,214     $   3,073,415
  Adjustments to reconcile net
    income to net cash provided by
    operating activities:
      Depreciation and amortization           2,485,533         2,856,445         3,377,278
      Compensation related to stock plan         --                 3,509            53,574
      Salary continuation benefits              224,305           120,396           257,726
      Deferred income taxes                (     30,000)     (    150,000)     (    246,000)
      Gain on sale of property and
        equipment                          (    326,797)     (    457,385)     (    465,743)
      Donation of property                      134,000            --                --
      Gain on disposal of discontinued
        business                                 --          (        252)           --
      Income from operations of
        discontinued business                    --          (      2,490)     (     92,563)
      Dividends received from
        discontinued business                    --                53,375           165,500
  Changes in operating assets and
    liabilities:
      Decrease (increase) in accounts
        receivable                              735,096      (    756,811)     (  1,120,776)
      (Increase) decrease in inventories   (    217,526)     (    303,593)          238,618
      (Increase) decrease in prepaid
         expenses                          (    336,495)     (      1,291)          126,019
      (Increase) in other assets --
         long-term                         (    383,704)     (    276,622)     (    385,607)
      (Decrease) increase in accounts
         payable                           (    285,889)          279,375            89,697
      (Decrease) increase in accrued
         income taxes                      (    135,217)          135,217      (     22,303)
      Increase (decrease) in accrued
         expenses                                11,214      (     73,075)     (     67,582)

        Net cash provided by operating
          activities                          5,249,754         6,581,012         4,981,253

Cash flows from investing activities:
  Purchase of property, plant and
    equipment                              (  6,293,499)     (  1,477,321)     (    851,572)
  Proceeds from sale of property,
    plant and equipment                         404,742           568,727           576,132
  Net proceeds from disposal of
    discontinued business                        --             2,050,252            --
  Investment securities available-for-sale:
    Purchases                              ( 12,625,052)     ( 85,802,956)           --
    Proceeds from disposals                  19,076,530        85,497,783            --
  Marketable securities:
    Purchases                                    --                --          ( 52,614,763)
    Proceeds from disposals                      --                --            54,607,629

        Net cash provided by
          investing activities                  562,721           836,485         1,717,426

Cash flows from financing activities:
  Payments of current installment of
    long-term debt                               --          (     71,366)     (    107,723)
  Purchase of treasury shares              (    483,000)     (  1,883,106)     (  1,172,309)
  Proceeds from sale of treasury stock           --               182,500           205,000
  Cash dividends paid                      (  5,725,894)     (  5,663,997)     (  5,610,058)

        Net cash (used in) financing
          activities                       (  6,208,894)     (  7,435,969)     (  6,685,090)

Net (decrease) increase in cash and
   cash equivalents                        (    396,419)     (     18,472)           13,589
Cash and cash equivalents at
   beginning of year                            623,592           642,064           628,475

Cash and cash equivalents
   at end of year                         $     227,173     $     623,592     $     642,064

Supplemental information:
  Cash paid during the year for:
    Income taxes                          $   2,299,579     $   3,101,623     $   1,879,447
    Interest                              $      --         $      --         $         101


See Accompanying Notes to Consolidated Financial Statements.



GOLDEN ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY


Years ended May 31, 1996, 1995 and 1994

                                             Additional                                                    Unrealized
                                 Common       Paid-in        Retained      Treasury         Deferred     Gains (Losses)
                                  Stock       Capital        Earnings       Shares        Compensation   on Securities
Balance, May 31, 1993          $9,219,195    $6,552,654    $39,567,799    $(6,178,468)    $(  76,872)       $   --
  Net income                       --            --          3,073,415         --             --                --
  Cash dividends declared --
    $.45 per share                 --            --         (5,610,058)        --             --                --
  Purchase of shares
    for Treasury                   --            --             --         (1,172,309)        --                --
  Stock options exercised          --            19,055         --            213,320      (  27,375)           --
  Awards under stock option
    plan                           --         (  43,562)        --             --             43,562            --
  Amortization of deferred
    compensation                   --            --             --             --             48,113            --

Balance, May 31, 1994           9,219,195     6,528,147     37,031,156     (7,137,457)     (  12,572)           --
  Net income                       --            --          5,154,214         --             --                --
  Cash dividends declared --
    $.46 per share                 --            --         (5,663,997)        --             --                --
  Purchase of shares
    for Treasury                   --            --             --         (1,883,106)        --                --
  Stock options exercised          --         (  28,593)        --            202,030          9,063            --
  Amortization of deferred
    compensation                   --            --             --             --              3,509            --
  Unrealized gains on securities
    available-for-sale             --            --             --             --             --                68,814

Balance, May 31, 1995           9,219,195     6,499,554     36,521,373     (8,818,533)        --                68,814
  Net income                       --            --          3,375,234         --             --                --
  Cash dividends declared --
    $.47 per share                 --            --         (5,725,894)        --             --                --
  Purchase of shares
     for Treasury                  --            --             --         (  483,000)        --                --
  Unrealized (losses) on
     securities
     available-for-sale            --            --             --             --             --               (74,816)

Balance, May 31, 1996          $9,219,195    $6,499,554    $34,170,713    $(9,301,533)    $   --          $   ( 6,002)


See Accompanying Notes to Consolidated Financial Statements.


GOLDEN ENTERPRISES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 1996, 1995 and 1994

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

     The consolidated financial statements include the accounts of Golden Enterprises, Inc. and its wholly-owned subsidiaries: Golden Flake Snack Foods, Inc., Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. (the "Company"). All significant intercompany transactions and balances have been eliminated.

Discontinued Operations

     On January 31, 1995, the Company disposed of its investment in its wholly-owned subsidiaries, Steel City Bolt & Screw, Inc. and Nall & Associates, Inc. (the Steel City group) for cash. Accordingly, the Steel City group's income from operations, previously reported in the bolt and other fasteners segment of business, is reported as income from operations of discontinued business. The consolidated financial statements have been reclassified to report separately the assets, liabilities and operating results of the discontinued business. The Company's consolidated financial statements and notes to consolidated financial statements have been restated to reflect comparative information on the continuing business.

Revenue Recognition

     The Company recognizes sales and related costs upon delivery or shipment of products to its customers.

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investment Securities

     Investment securities at May 31, 1996 are principally instruments of the U.S. Government and its agencies, of municipalities and of short-term mutual municipal and corporate bond funds. Effective June 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). This statement, among other things, requires investment securities (bonds, notes, common stock and preferred stocks) to be divided into one of three categories: held-to-maturity, available-for-sale, and trading. The Company currently classifies all investment securities as available-for-sale. Under SFAS 115 securities accounted for as available-for-sale includes bonds, notes, common stock and non-redeemable preferred stock not classified as either held-to-maturity or trading. Securities available-for-sale are reported at fair value, adjusted for other-than-temporary declines in value. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

     Prior to adopting SFAS 115, all of the Company's marketable securities were reported at cost which approximated market value.
Therefore, no adjustment was necessary for the initial effect of adopting SFAS 115 at June 1, 1994.

Inventories

     Inventories are stated at the lower of cost or market. Cost is computed on the first-in, first-out method. The opening and closing inventories used in computing cost of sales are as follows:

                 Date                   Amount

             May 31, 1994             $4,251,253
             May 31, 1995              4,554,846
             May 31, 1996              4,772,372

Property, Plant and Equipment

     Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation and amortization have been provided principally on the straight-line method over the estimated useful lives of the respective assets. Accelerated methods are used for tax purposes.

     Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and betterments are capitalized and written off by depreciation and amortization charges. Property retired or sold is removed from the asset and related accumulated depreciation accounts and any profit or loss resulting therefrom is reflected in the statements of income.

Employee Benefit and Stock Options Plans

     The Company has trusteed "Qualified Profit-Sharing Plans." The plans are "Non-Formula" plans and the annual contributions to the plans are determined by the applicable Board of Directors. The profit-sharing expenses for the years ended May 31, 1996, 1995 and 1994 were $518,597, $518,663 and $522,803, respectively.

     The Company has an Employee Stock Ownership Plan that covers all full-time employees. The annual contributions to the plan are amounts determined by the Boards of Directors of the Company. Annual contributions are made in cash or common stock of the Company. The Employee Stock Ownership Plan expenses for the years ended May 31, 1996, 1995 and 1994 were $53,809, $103,823 and $104,671, respectively.
Each participant's account is credited with an allocation of shares acquired with the Company's annual contributions, dividends received on ESOP shares and forfeitures of terminated participant's nonvested accounts.

     The contributions to the Profit-Sharing Plans and the Employee Stock Ownership Plan may not exceed fifteen percent of the total compensation of all participating employees. The Company expects to continue these plans indefinitely; however, the rights to modify, amend or terminate the plans have been reserved.

     The Company has a salary continuation plan with certain of its key officers whereby monthly benefits will be paid for a period of fifteen years following retirement. The Company is accruing the present value of such retirement benefits until the key officers reach normal retirement age.

     In 1988, the Company's shareholders approved the "1988 Stock Option and Stock Appreciation Rights Plan" for certain employees of the Company. The plan provides that non-qualified stock options and stock appreciation rights may be granted to key employees for up to 400,000 shares of the Company's common stock. The options and stock appreciation rights are exercisable three years after date of grant. The option price may be less than, equal to or greater than the fair market value of the stock on the date of grant. Each stock appreciation right entitles the option holder, upon exercise of the related stock option, to receive from the Company the amount of the appreciation in the underlying common stock as determined by the excess of the fair market value of a share of common stock on the exercise date of the related stock option over the option price. The options and stock appreciation rights granted, if not exercised, will expire three months from the date they are exercisable. As of May 31, 1996, options and stock appreciation rights had been granted for 145,000 shares (net of 13,000 shares forfeited) at an option price of $6 per share and for 79,500 shares (net of 6,000 shares forfeited) at an option price of $5 per share. 36,500 shares were exercised at $5 per share during the fiscal years ended May 31, 1995. There were no stock options and stock appreciation rights outstanding at May 31, 1996 and 1995. The plan expires July 6, 2002, except as to options and stock appreciation rights outstanding on that date; however, the rights to amend, suspend or terminate the plan have been reserved.

Income Taxes

     Deferred income taxes are recorded on the differences between the tax bases of assets and liabilities and the amounts at which they are reported in the consolidated financial statements.
Recorded amounts are adjusted to reflect changes in income tax rates and other tax law provisions as they become enacted.

Net Income Per Share

     Net income per share computations are based on the weighted average number of shares outstanding of 12,243,283 in 1996; 12,376,769 in 1995 and 12,540,809 in 1994. Stock options were not included in these computations as their effect was not material.

Postretirement Benefits Other than Pensions

     In December 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires employers to account for retiree benefit obligations (principally for health care) on an accrual basis (rather than on a "pay-as-you-go" basis) for fiscal years beginning after December 15, 1992, although recognition in an earlier year was permitted. The Company adopted the standard on June 1, 1993; however, the implementation of the standard did not have a material impact on the financial statements of the Company.

Disclosures About Fair Value of Financial Instruments

     In fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS 107), which requires companies to disclose fair value information about certain financial instruments. SFAS No. 107 defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     The carrying amounts for cash and cash equivalents approximate fair value because of the short maturity, generally less than three months, of these instruments.

     The fair values of investment securities have been determined using values supplied by independent pricing services and are disclosed together with carrying amounts in Note 2.

     The carrying value of the Company's long-term liabilities approximates fair value because present value is used in accruing this liability.

     The Company does not hold or issue financial instruments for trading purposes and has no involvement with forward currency exchange contracts.

Postemployment Benefits

     In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The standard requires employers to accrue, for fiscal years beginning after December 15, 1993 with earlier adoption permitted, for benefits provided to former or inactive employees after employment but prior to retirement. The Company adopted the standard in fiscal 1995; however, the implementation of the standard did not have a material impact on the financial statements of the Company.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -- INVESTMENT SECURITIES

     The amortized cost, gross unrealized gains and losses and fair value of the investment securities available-for-sale are as follows:

                                                      May 31, 1996

                                                     Gross        Gross
                                    Amortized     Unrealized    Unrealized
                                       Cost          Gains        Losses      Fair Value

  U.S. Government (See Note 5)     $ 2,296,250     $  4,687     $  --        $ 2,300,937
  Municipal obligations              2,549,406        --          14,065       2,535,341
  Mutual funds                       2,424,007        --           --          2,424,007

    Total                          $ 7,269,663     $  4,687     $ 14,065     $ 7,260,285




                                                      May 31, 1995

                                                     Gross       Gross
                                    Amortized     Unrealized   Unrealized
                                       Cost          Gains       Losses       Fair Value

  U.S. Government and its agencies
     (See Note 5)                  $ 8,098,280     $ 90,321     $  --        $ 8,188,601
  Municipal obligations              3,549,406       17,201        --          3,566,607
  Mutual funds                       2,073,455        --           --          2,073,455

    Total                          $13,721,141     $107,522     $  --        $13,828,663


     Maturities of investment securities classified as available-for-sale at May 31, 1996 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to recall or prepay obligations with or without call or prepayment penalties.

                                                     Amortized
                                                       Cost         Fair Value

     Investment securities available-for-sale:
       Due within one year                         $ 5,818,885     $ 5,836,698
       Due after one year through three years        1,450,778       1,423,587

          Total                                    $ 7,269,663     $ 7,260,285



     Proceeds from sales of investment securities available-for-sale during fiscal 1996 and 1995 were $19,076,530 and $85,497,783, respectively. Gross gains of $31,193 and gross losses of $44,399 for fiscal 1996 and 1995, respectively, were realized on those sales.

NOTE 3 -- LONG-TERM LIABILITIES

     Long-term liabilities consisted of salary continuation benefits accrued under the Company's salary continuation plan in the amounts of $823,227 and $598,922 at May 31, 1996 and 1995, respectively.

     Aggregate annual maturities of long-term liabilities within each of the next five fiscal years following May 31, 1996 are as follows: 1997 through 2001, $-0-.

NOTE 4 -- INCOME TAXES

     The effective tax rate for continuing operations differs from the expected tax using statutory rates. A reconciliation between the expected tax and the actual income tax expense follows:


                                                    1996           1995           1994

     Tax on income at statutory rates            $1,726,000     $2,821,000     $1,579,000
     Increases (decreases) resulting from:
       State income taxes, less Federal income
         tax benefit                                168,000        290,000        168,000
       Tax exempt interest                          (72,000)       (57,000)      (107,000)
       Tax benefit of donated property             (134,000)         --             --
       Other -- net                                  12,000         92,000         22,000

         Total                                   $1,700,000     $3,146,000     $1,662,000


     The tax effects of temporary differences that result in deferred tax liabilities are as follows:


                                                        1996           1995

     Property and equipment                          $2,092,969     $2,041,253
     Accrued expenses                                    (5,527)        75,746
     Net unrealized (losses) gains on investment
       securities available-for-sale                     (3,376)        38,708

          Total                                      $2,084,066     $2,155,707


     The income tax effects of changes in temporary differences are as follows:


                                        1996            1995            1994

     Property and equipment          $  51,000      $ (146,000)     $ (166,000)
     Accrued expenses                  (81,000)       (  4,000)       ( 80,000)

        Total                        $ (30,000)     $ (150,000)     $ (246,000)


NOTE 5 -- COMMITMENTS AND CONTINGENCIES

     Rental expenses were $541,744 in 1996, $540,284 in 1995 and $515,256 in 1994. At May 31, 1996, the Company was obligated under certain leases (which have not been capitalized) for buildings, office space and equipment. The following amounts represent future payment commitments under these leases:

    Years Ending     Buildings and
      May 31,        Office Space      Equipment      Total

        1997            $14,000         $223,000     $237,000
        1998              --             136,000      136,000
        1999              --              41,000       41,000

     One of the subsidiaries leases equipment from a company which is principally owned by a major shareholder of Golden Enterprises, Inc. The terms of these leases are equal to or better than those available from unaffiliated third parties.

     The Company had investment securities with a fair value of $2,300,937 and $2,105,901 pledged to its insurance carrier to support the Company's commercial self-insurance program at May 31, 1996 and 1995, respectively.


NOTE 6 -- CONCENTRATIONS OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

     The Company maintains its cash accounts primarily with banks located in Alabama. The total cash balances are insured by the F.D.I.C. up to $100,000 per bank. The Company had cash balances on deposit with two Alabama banks at May 31, 1996 that exceeded the balance insured by the F.D.I.C. in the amount of $1,174,911.

     The Company's trade receivables result primarily from its snack food operations and reflect a broad customer base, primarily large grocery chains located in the southeastern United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

NOTE 7 -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of the unaudited quarterly results of operations of the years ended May 31, 1996, 1995 and 1994:

                                                                        Per Share

                    Total Revenues    Income from                  Income from
     Quarter        from Continuing    Continuing                   Continuing     Net
                       Operations      Operations     Net Income    Operations   Income

     1996

     First            $ 33,247,256     $1,440,823     $1,440,823       $.12       $.12
     Second             29,829,016        835,589        835,589        .07        .07
     Third              31,178,423        509,234        509,234        .04        .04
     Fourth             33,570,140        589,588        589,588        .05        .05

       For the year   $127,824,835     $3,375,234     $3,375,234       $.28       $.28

     1995

     First            $ 31,814,543     $1,317,709     $1,341,057       $.11       $.11
     Second             30,194,288      1,176,782      1,177,953        .09        .09
     Third              32,608,859      1,231,273      1,209,496        .10        .10
     Fourth             34,827,716      1,425,708      1,425,708        .12        .12

       For the year   $129,445,406     $5,151,472     $5,154,214       $.42       $.42

     1994

     First            $ 30,289,504     $1,055,339     $1,096,509       $.08       $.09
     Second             30,528,126        429,054        475,390        .04        .04
     Third              31,922,292        118,899        116,609        .01        .01
     Fourth             34,160,190      1,377,560      1,384,907        .11        .11

       For the year   $126,900,112     $2,980,852     $3,073,415       $.24       $.25



NOTE 8-- SUPPLEMENTARY STATEMENT OF INCOME INFORMATION

     The following tabulation gives certain supplementary statement of income information for continuing operations for the years ended May 31, 1996, 1995 and 1994:

                                            1996            1995            1994

  Maintenance and repairs               $ 4,919,783     $ 4,757,679     $ 4,620,141
  Depreciation and amortization           2,485,533       2,856,445       3,377,278
  Payroll taxes                           2,611,995       2,581,797       2,621,766
  Advertising costs                      21,058,226      19,984,946      21,706,940


     Amounts for depreciation and amortization of intangible assets, royalties, other taxes, rents and research and development costs are not presented because each of such amounts is less than 1% of total revenues.



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Golden Enterprises, Inc.

     We have audited the accompanying consolidated balance sheets of Golden Enterprises, Inc. and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Enterprises, Inc. and subsidiaries as of May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1996, in conformity with generally accepted accounting principles.


Birmingham, Alabama
July 8, 1996                    DUDLEY, HOPTON-JONES, SIMS & FREEMAN PLLP

MARKET AND DIVIDEND INFORMATION

     The Company's common stock is traded in the over-the-counter market under the "NASDAQ" symbol, GLDC, and transactions are reported through the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following tabulation sets forth the high and low sales prices for the common stock during each quarter of the fiscal years ended May 31, 1996 and 1995 and the amount of dividends paid per share in each quarter. The Company currently expects that comparable regular cash dividends will be paid in the future.

                         Market Price
                                                  Dividends Paid
   Quarter            High           Low             Per share

Fiscal 1996

  First              $7 1/2         $6 3/4           $.11 1/2
  Second              9 3/4          7                .11 3/4
  Third               9 1/8          7 3/4            .11 3/4
  Fourth              9 3/4          7 1/2            .11 3/4

Fiscal 1995

  First              $8             $6 3/4           $.11 1/4
  Second              7 1/4          6 3/4            .11 1/2
  Third               7 1/4          6 3/4            .11 1/2
  Fourth              7 1/4          6 3/4            .11 1/2


     As of August 2, 1996, there were approximately 1,800 record holders of common stock.


FINANCIAL REVIEW (Dollar amounts in thousands, except per share data)

                                                    Year Ended May 31,

                                1996         1995          1994           1993         1992

Operations
Net sales and other
  operating income            $127,150     $128,771      $126,462       $130,070     $127,178
Investment income                  675          674           438            459          664

        Total revenues         127,825      129,445       126,900        130,529      127,842

Cost of sales                   57,331       56,285        55,114         55,110       54,982
Selling, general and
  administrative
  expenses                      65,419       64,863        67,143         67,521       65,392
Interest                             0            0             0              3            7
Income before income taxes       5,075        8,297         4,643          7,895        7,461
Federal and state income taxes   1,700        3,146         1,662          2,943        2,731
Income from continuing
  operations                     3,375        5,151         2,981          4,952        4,730

Discontinued operations:
  Income from operations of
    discontinued business net
    of related income taxes          0            3            92             29           45

Net income                       3,375        5,154         3,073          4,981        4,775

Financial data
Depreciation and
  amortization                $  2,486     $  2,856      $  3,377       $  3,893     $  4,227
Capital expenditures,
  net of disposals               6,216        1,366           741          1,840        2,380
Working capital                 19,053       25,788        26,212         27,402       26,730
Long-term debt                     823          599           479            287          150
Stockholders' equity            40,582       43,490        45,628         49,084       50,103
Total assets                    48,846       52,012        54,347         57,771       58,902

Common stock data
Income from continuing
  operations                  $    .28     $    .42      $    .24       $    .40      $    .38
Net income                         .28          .42           .25            .40          .38
Dividends                          .47          .46           .45            .44          .42
Book value                        3.32         3.55          3.65           3.90         3.96
Price range                9 3/4-6 3/4      8-6 3/4   8 3/4-7 1/8   10 1/4-7 1/2     11-6 3/4

Financial statistics
Current ratio                     4.37         5.26          5.25           5.48         5.52
Net income as percent of total
  revenues from continuing
  operations                      2.6%         4.0%          2.4%           3.8%         3.8%
Net income as percent of
  stockholders' equity (a)        8.0%        11.6%          6.5%          10.0%         9.5%

Other data
Weighted average common
  shares outstanding        12,243,283   12,376,769    12,540,809     12,595,896   12,636,723
Common shares outstanding
  at year-end               12,205,950   12,261,950    12,496,446     12,600,403   12,639,400
Approximate number of
  stockholders                   1,800        1,800         1,900          2,000        2,000


(a) Average amounts at beginning and end of fiscal year.



GOLDEN ENTERPRISES, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Liquidity and Capital Resources

     Working capital was $19.1 million at May 31, 1996 compared to $25.8 million at May 31, 1995. Net cash provided by operations amounted to $5.2 million in fiscal year 1996, $6.6 million in 1995, and $5.0 million in 1994. An additional $6.5 million in cash was provided this year by a net decrease in investment securities compared to a usage of $0.3 million in 1995 to increase investment securities, and in 1994 an additional $2.0 million in cash was provided by a net decrease in investment securities. In fiscal year 1995, $2.1 million in cash was received from the sale of the Company's fastener division.

     Additions to property, plant and equipment, net of disposals, were $6.2 million, $1.4 million, and $0.7 million in fiscal years
1996, 1995, and 1994, respectively, and are expected to be about
$2.0 million in 1997.

     Cash dividends of $5.7 million were paid during fiscal years
1996 and 1995, and $5.6 million in 1994.

     Cash in the amount of $0.5 million was used to purchase treasury shares during fiscal 1996 while $1.9 million and $1.2 million was used for this purpose in 1995 and 1994, respectively.

     Long-term liabilities as a percentage of total capitalization was 1.9% at May 31, 1996. The Company's current ratio at the year end was 4.37 to 1.00.

     The increase in capital expenditures this year was for the development of new Low Fat and No Fat snack food products, enabling the Company to take advantage of the opportunities in this growing category. All of these new products were in distribution by the end of the fiscal year. Capital expenditures will return to a lower, more normal level in fiscal year 1997.

Operating Results

     Net sales and other operating income decreased by 1.3% in fiscal year 1996, increased by 1.8% in fiscal year 1995, and decreased by 2.8% in 1994. Sales have been essentially flat for the past three years in an extremely competitive environment. The fact that two large competitors recently left the snack food market has given the Company opportunities in a number of its markets, but competition remains very intense.

     The Company's investment income as a percentage of income before taxes was 13.3% in 1996, 8.1% in 1995, and 9.4% in 1994. The increase in this percentage in 1996 compared to 1995 was due to the decrease in the Company's operating income, and the decrease in 1995 compared to 1994 was due to the increase in operating income.

     Cost of sales was 45.3% of net sales in 1996, 43.9% in 1995, and 43.8% in 1994. After stabilizing for two years, this percentage increased due to higher prices of packaging materials, cardboard, most raw materials and utilities. Also costs associated with the development of new Low Fat and No Fat snack food products contributed to the increased costs.

     Selling, general and administrative expenses were 51.7% of sales in 1996, 50.6% in 1995, and 53.4% in 1994. The increase in this percentage for 1996 was primarily due to increased advertising expense and the drop in sales. For 1995 the improvement in the percentage was due to less advertising expense combined with an increase in sales.

Inflation

     Certain costs and expenses of the Company are affected adversely by inflation, and the Company's prices for its products over the last six years have remained relatively flat. The Company will contend with the effect of further inflation through efficient purchasing, improved manufacturing methods, pricing, and by monitoring and controlling expenses.

Environmental Matters

     There have been no material effects of compliance with governmental provisions regulating discharge of materials into the environment.


MANAGEMENT OF GOLDEN ENTERPRISES, INC. AND ITS SUBSIDIARIES


DIRECTORS OF GOLDEN ENTERPRISES, INC.

Joann F. Bashinsky       Vice-President of SYB, Inc.
D. Paul Jones, Jr.       Chairman of the Board and Chief Executive
                         Officer of Compass Bancshares, Inc.
John P. McKleroy, Jr.    Partner, Spain & Gillon, Counsel for the
                         Company
J. Wallace Nall, Jr.     President of Nall Development Corporation
Edward R. Pascoe         Chairman of Steel City Bolt & Screw, Inc.
F. Wayne Pate            President of Golden Flake Snack Foods,
                         Inc.
James I. Rotenstreich    Chairman and Chief Executive Officer of
                         JHF Holdings, Inc.
John S. P. Samford       President of Samford Capital Corporation
John S. Stein            Chairman of the Board, President and
                         Chief Executive Officer of Golden
                         Enterprises, Inc.


DIRECTORS EMERITUS

Sloan Y. Bashinsky, Sr.  Retired, Chairman of the Board of Golden
                         Enterprises, Inc.
John C. Evins            Retired, Chairman of the Board of
                         Hart-Greer, Inc.
J. Wallace Nall, Sr.     Retired, Vice-Chairman of the Board of
                         Golden Enterprises, Inc.




OFFICERS

GOLDEN ENTERPRISES, INC.

John S. Stein            Chairman of the Board, President and
                         Chief Executive Officer
John H. Shannon          Vice-President and Secretary


GOLDEN FLAKE SNACK FOODS, INC.

F. Wayne Pate            President and Treasurer
Mark McCutcheon          Vice-President
Randy Bates              Vice-President